Filed Pursuant to Rule 253(g)(2)

File No. 024-11220

SUPPLEMENT DATED AUGUST 28, 2020

TO THE

OFFERING CIRCULAR DATED AUGUST 21, 2020

Called Higher Studios, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 21, 2020 of Called Higher Studios, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Identify non-monetary perks available to certain investors in the offering as a new item under “Plan of Distribution” in the Company’s Offering Circular

Perks

At stepped investment levels, the company plans to offer the following benefits at various levels of investment:

Minimum Dollar Investment	Rewards
$250	Special Thank You – Get a special “Thank You” with your name in the credits of our first film
$500	Associate Producer – Receive an “Associate Producer” credit in our first film, plus and autographed picture of the main cast*
$1,000	Private Screening & Swag – In addition to the Associate Producer perk, get access to host a private screening of our first film on launch night, plus special Called Higher Studios branded swag**
$2,500	Premier Invite – Invitation with 2 tickets to the premier of our first film, plus Private Screening & Swag perk***
$5,000	Cast Member – Become a cast member and star as an extra in our first film, plus the Premier Invite perk.
$10,000	Producer – Receive a Producer credit on our first film, along with the Cast Member perk and a private meet and greet wth tht main cast of our first film.****

* Identification of the “main cast” will be determined by the Company.

** Private screening is subject to Called Higher Studios and distributor’s rights and timing for our first film; branded swag will be determined by the Company.

*** Travel expenses not included.

****Each investor receiving the Producer perk will be limited to two people for the meet and greet, which will take place at the premier of our first film.

We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing.